EXHIBIT 19.0

FIRST CAPITAL, INC. INSIDER TRADING POLICY

POLICIES AND PROCEDURES REGARDING INSIDER TRADING

AND THE CONFIDENTIALITY OF INFORMATION

The anti-fraud provisions of the federal securities laws, particularly Section 10(b) of the Securities Exchange Act and related Rule 10b-5, make it illegal for a person to trade securities on the basis of material, inside (non-public) information.  The First Capital, Inc. (“Company”) Policies and Procedures Regarding Insider Trading and the Confidentiality of Information (collectively the “Policies”):

A.	Prohibit trading in the Company's securities (“Securities”), including its common stock, by anyone in possession of material, non-public information;

B.

Identify a trading window after release of quarterly financial information during which directors and designated officers and employees (“Company Insiders”) are generally permitted to trade in Company Securities if they are not otherwise in the possession of material non-public information;

C.	Require trades of Company Securities to be cleared with the Company;

D.	Prohibit engaging in certain forms of transactions related to the Company’s securities; and

E.	Establish a general policy that internal information regarding the Company should be kept confidential.

The Company's directors, officers and employees, and anyone who receives confidential information from any of these persons ("tippees"), have a responsibility not to participate in the market for the Company's Securities while in possession of "material information" about the Company that has not been publicly disclosed.  In addition to the liability that can be imposed under the Exchange Act on persons who violate the prohibition on trading based on material non-public information, under the Insider Trading and Securities Enforcement Act of 1988, the Company can also be held liable for employee violations of the insider trading laws, unless it has adopted policies and procedures to prevent insider trading.  Recent efforts by the SEC to police insider trading laws have highlighted the need for awareness of the responsibilities and potential liability in this area.

Persons violating insider trading or tipping rules may be required to disgorge to the Company the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the insider tippee, pay civil penalties up to three times the profit made or loss avoided, pay a criminal penalty of up to $1 million, and serve a jail term of up to ten years.

If it comes to management's attention that insider trading on material non-public information has occurred, you should contact legal counsel immediately.  If possible, the information on which the illegal trading is based should be disclosed immediately and the Company should begin an investigation to establish the facts.

The following policy and procedures apply with respect to insider trading and the confidentiality of information for the employees, officers and directors of the Company. From time to time, the Company may engage in transactions in its own securities. It is the Company's policy that any transactions in securities by the Company will comply with applicable laws with respect to insider trading.

A.	PROHIBITION AGAINST TRADING WHILE IN POSSESSION OF UNDISCLOSED MATERIAL INFORMATION

If a director, officer or employee (or other person) is aware of material information relating to the Company that has not been publicly disseminated (for at least two full trading days), that person is prohibited from purchasing or selling the Company's Securities, directly or indirectly, and is prohibited from disclosing such information to any other person so that such other person may trade in the Company’s Securities.

1.

It is difficult to describe exhaustively what is "material" information, but it should be assumed that any information, positive or negative, that may be significant to an investor in determining whether to buy, sell or hold the Company's Securities would be material.  Information may be significant for this purpose even if it alone would not determine an investor's decision.

2.

Examples of material information include a potential business acquisition, internal financial information that departs in any way from recent data or trends, an important financing transaction, a change in control or a significant change in management, major litigation, significant write-downs or downgrades, a significant new product or line of business, the acquisition or loss of a significant contract, offerings of Company Securities, cybersecurity incidents, or a stock split or stock dividend.  This list is merely illustrative. It applies to events that have occurred, as well events that may occur. If you are unsure whether information is material, you should consult the Company’s President and CEO before disclosing or trading with such information.

B.	"WINDOW" PERIOD POLICY FOR TRADING WHILE NOT IN POSSESSION OF UNDISCLOSED MATERIAL INFORMATION

As an additional measure to minimize the risk of misuse of inside information, directors and designated officers (“Company Insiders”), as set forth in Attachment A to the Board resolutions adopting the policy, if they are not in the possession of material non-public information regarding the Company, may generally engage in purchases and sales of the Company's Securities only during the period beginning on the third trading day after the public release of the Company's quarterly financial information and continuing until thirty calendar days before the end of a quarter ("window period").  The Company’s Chief Executive Officer or his designee may modify which officers will be designated as a Company Insider as facts and circumstances may warrant and in consultation with securities counsel.

The time period where such directors and designated officers may not trade is referred to as a “Blackout Period.” Other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, investigation and assessment of cybersecurity incidents or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may implement or extend Blackout Periods.

Exceptions

These trading restrictions do not apply to transactions executed under a pre-existing written contract, instruction or plan under Rule 10b5-1 (“Rule 10b5-1”) of the Securities Exchange Act of 1934 (“Exchange Act”) that meets the requirements set forth in these Policies (a “Rule 10b5-1 Plan”).

Rule 10b5-1 provides a defense from insider trading liability. In order to be eligible to rely on this defense, a person subject to these Policies must enter into a Rule 10b5-1 Plan for transactions in the Company's Securities that meets certain conditions specified in Rule 10b5-1 and the requirements set forth in these Policies. If the Rule 10b5-1 Plan meets the requirements of Rule 10b5-1 and otherwise complies with these Policies, transactions in the Company's Securities may occur even when the person who has entered into the Rule 10b5-1 Plan is aware of material nonpublic information.

To comply with these Policies, a Rule 10b5-1 Plan must be approved by the Chief Executive Officer and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into such plan is not aware of material nonpublic information. No 10b5-1 Plan may be entered into during a Blackout Period. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. The Rule 10b5-1 Plan must include a cooling-off period before trading can commence after adoption or modification of such plan that, for directors or officers, ends on the later of 90 days after the adoption or modification of the Rule 10b5-1 Plan or two trading days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption or modification of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 Plan. A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions).

Directors and officers must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information about the Company or the Company's Securities; and (ii) they are adopting such plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5 of the Exchange Act. All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

Any Rule 10b5-1 Plan must be submitted for approval five trading days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

C.	PRE-CLEARANCE OF TRADING

All Company Insiders are required to refrain from trading Company Securities, even during a trading window, without first pre-clearing the transaction. Pre-clearing of trades allows the Company to ensure trades are not conducted while the individual possesses material non-public information, that disclosure requirements are met, and that “short swing profits” and related lawsuits are avoided.

Subject to the exemption for 10b5-1 Plans, no Company Insider may, directly or indirectly, purchase or sell or otherwise engage in any transaction involving Company Securities, including the exercise of stock options or any transfer, gift, pledge or loan of, Company securities, at any time without first obtaining prior approval from the Company’s President and CEO. These procedures also apply to transactions by such person's spouse, other persons living in such person's household and minor children and to transactions by entities over which such person exercises control.

D. PROHIBITED TRANSACTIONS

Company directors, officers and employees are prohibited from engaging in short sales of the Company’s securities, trading in derivatives securities of the Company, trading on margin or pledging Company securities as collateral, or entering into a hedging or similar arrangement with respect to Company securities.

E.	CONFIDENTIALITY

Serious problems could develop for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading of the Company's Securities.

Directors and personnel of the Company should not discuss internal matters or developments with anyone outside of the Company (including family members, analysts, individual investors, and members of the investment community and news media), except as required in the performance of regular corporate duties.

Directors and personnel of the Company may assume that its legal counsel, accountants, consultants and other advisers will not disclose to third parties or trade on inside information given to them in confidence.  However, with regard to negotiating with third parties at arms length for various transactions, including the sale of assets, material confidential information should not be given to such third party unless the third party enters into a confidentiality agreement with the Company which agreement expressly addresses the issue of trading in the Company's Securities.

Directors and personnel of the Company with knowledge of material non-public information should only disclose such information to other such personnel on a need-to-know basis.  The group of individuals with knowledge of the material information should therefore be kept as small as possible.

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community, and by shareholders.

A.	It is important that all such inquiries and responses thereto be channeled through an appropriate designated officer under carefully controlled circumstances.

B.

Unless an officer or employee is expressly authorized to the contrary, upon the receipt of any inquiries of this nature, such person should decline to comment and refer the inquirer to a designated Executive Officer of the Company.

Only Executive Officers designated by the Company's Board of Directors should communicate with shareholders.  Only information previously disseminated to the public may be disclosed to shareholders.  Non-public information should never be disclosed to individual shareholders.

If any director, officer or employee has any doubt as to his or her responsibilities under these Policies, such person should seek clarification from the Filing Coordinator before they act.

Personnel should not try to resolve uncertainties on their own.

The Company expects the strictest compliance with these Policies by all personnel at every level. Failure to follow these Policies may result in severe legal difficulties for the person involved, as well as the Company. A failure to follow both the letter and the spirit of these Policies shall be considered a matter of extreme seriousness.